UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 13
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2023

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Lawrence J. Verhelst, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2023 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XXXV:  Underwriting Agreement dated March 11, 2025 in connection with the offering of $4,000,000,000 3.875% Notes due 2028.

Exhibit XXXVI:  Form of $4,000,000,000 3.875% Notes due 2028.

Exhibit XXXVII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated March 18, 2025 in connection with the offering of $4,000,000,000 3.875% Notes due 2028.

Exhibit XXXVIII:  Opinion of Cravath, Swaine & Moore LLP dated March 18, 2025 in connection with the offering of $4,000,000,000 3.875% Notes due 2028.

This amendment to the Annual Report on Form 18-K/A (and the exhibits herein) are intended to be incorporated by reference into the registrant’s registration statement under Schedule B (File No. 333-274695), including the related prospectus dated December 21, 2023, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this amendment is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 18th day of March, 2025.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Marco Zimmermann
Marco Zimmermann
Director
Global Head of Treasury and Capital Markets

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Benchmark Funding

Exhibit	Document

XXXV	Underwriting Agreement dated March 11, 2025 in connection with the offering of $4,000,000,000 3.875% Notes due 2028.

XXXVI	Form of $4,000,000,000 3.875% Notes due 2028.

XXXVII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated March 18, 2025 in connection with the offering of $4,000,000,000 3.875% Notes due 2028.

XXXVIII	Opinion of Cravath, Swaine & Moore LLP dated March 18, 2025 in connection with the offering of $4,000,000,000 3.875% Notes due 2028.